EXHIBIT 26(Q)

DESCRIPTION OF UNITED INVESTORS LIFE’S PURCHASE,

TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES

This document sets forth the administrative procedures that will be followed by United Investors Life Insurance Company (“United Investors”) in connection with the issuance of its Flexible Premium Variable Life Insurance Policy (“Policy” or “Policies”), the transfer of assets held therein, and the redemption by policyowners of their interests in the Policies.

1. “Public Offering Price”: Purchase and Related Transactions

Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

a. Rate Structure and Underwriting Standards

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as attained age, sex, and risk classification. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single “rate” for all insureds in a given actuarial category.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination but recognize that premiums and charges must be based upon factors such as age, sex, health, and occupation.

The Policy provides a minimum guaranteed death benefit, while the Policy remains in force, that is specified in the Policy.

No policy will be issued to individuals over the age of 75.

b. Initial Premium Payment

The minimum amount of an initial premium is $5000- Other than the initial premium, United Investors does not require the payment of an additional premium. but the Policy provides that a policyowner may make additional premium payments. (See “Additional Premium Payments” below).

Upon receipt of a completed application for a Policy, United Investors will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve medical examinations or other verification procedures and may require that further information be provided by the applicant before a determination can be made. A Policy will not be issued until an initial premium and a completed application have been received by United Investors, and this underwriting procedure has been completed.

Insurance coverage under the Policy will only become effective on the Policy Date, which is the latter of (1) the date the full initial premium is received, or (2) the date the Policy is approved by the Company’s underwriters. Should an individual die before the Policy Date, United Investors’ full liability will be to return the premium paid plus any interest earned on it.

Between the date that the initial premium is received and the Policy Date, the initial premium is held in United Investors’ general account and is credited with interest as if it had been invested in the Money Market Investment Division. For seventeen days from the Policy Date, or if longer, the next Valuation Date following the seventeenth day, the initial premium, plus any accrued interest, will be allocated to the Money Market Investment Division. At the end of this period, the Policy Value will be transferred to the Investment Divisions of the Variable Account in accordance with the allocation instructions specified by the policyowner in the application.

In the event an application is declined, the initial premium will be refunded, together with any interest credited.

If for any reason the policyowner is not satisfied with the Policy, he or she may return it to the Company within ten days after it was received, and United Investors will refund the premium that was paid, plus interest accrued to the policy date.

c. Additional Premium Payments

Although United Investors does not require the payment of premiums other than the initial premium, there is considerable flexibility after the first policy Year to pay additional premiums at the policyowner’s discretion, and additional premiums may be required in order to keep the policy in force as described below.

Once each Policy Year, beginning in the second Policy Year, a policyowner may make additional premium payments subject to the following conditions: (1) it must equal the minimum premium specified in the policy, currently $500; (2) the policy will continue to qualify as a life insurance contract under the Internal Revenue Code; and (3) the premium will not result in an increase in the minimum death benefit.

In addition, once each Policy Year, beginning in the second Policy Year, a policyowner may request an increase in the minimum death benefit provided the request is accompanied by a premium at least equal to the minimum additional premium specified in the policy, currently $5000. Such requests will be subject to insurance underwriting United Investors will notify the policyowner as to the acceptable amount of any increase in the Minimum Death Benefit and refund any excess premium together with any interest credited thereon.

For any additional premiums, between the date that the premium is received and the date that United Investors’ approval, if required, is given, the additional premium is held in United Investors’ general account and is credited with interest as if it had been invested in the Money Market Investment Division. Upon approval (if required), the additional net premium accepted, plus any accrued interest, will be allocated to the Investment Divisions in accordance with the policyowner’s instructions, or if no instructions are given, then in the proportions that the value of each Investment Division bears to the Variable Account Value.

Finally, one or more additional premiums may be required to prevent the policy from terminating without value if: (1) the loan balance exceeds the Policy Value, less surrender charges, or (2) if the Surrender Value is insufficient to cover the annual deduction. The additional premium required will not exceed the amount by which the Loan Balance exceeds the Policy Value less surrender charges, plus any accrued and unpaid annual deduction as of the date of the notice. The payment will be sufficient to keep the Policy in force until the next Policy Anniversary regardless of investment performance.

d. Premium Allocation

A policyowner may allocate net premiums among the Investment Divisions of the Variable Account. The Variable Account is currently divided into eleven (11) Investment Divisions, each of which invests exclusively in the shares of one of the eleven (11) investment portfolios of the TMK/United Funds, Inc. (the “Fund”). The Fund is a series-type mutual fund registered with the Commission as a no load, open-end, diversified management investment company.

A policyowner must indicate the initial allocation in the application for the Policy. Additional net premiums will be allocated in accordance with the policyowner’s allocation instructions, or if no instructions are given, then in the proportions that the value of each Investment Division bears to the Variable Account Value.

e. Reinstatement

If the grace period has ended, the Policy may be reinstated if the policyowner: (1) submits a Written Request at any time within 3 years after the end of the grace period and prior to the Maturity Date; (2) provides us with satisfactory evidence of insurability; (3) pays an additional premium sufficient to cover all previous annual deductions that were due and unpaid; and (4) repays or reinstates any Loan Balance on the Policy which existed at the end of the grace period.

If United Investors approves reinstatement, then: (1) the effective date of reinstatement will be the date all of the required steps outlined above are accomplished; (2) the Death Benefit will be the same as it was when the grace period ended; and (3) United Investors will resume making charges and deductions as of the date of reinstatement.

f. Repayment of Policy Loans

A loan made under the Policy will be subject to an effective annual interest rate of 6 percent. Outstanding indebtedness may be repaid in whole or in part at any time while the insured is alive and the policy is in force. Repayments must be in amounts of at least $200 or the outstanding loan balance if less, Unless the policyowner indicates otherwise, any payments received while there is outstanding indebtedness will be presumed to be repayment of indebtedness. Upon repayment of the loan balance the portion of the repayment allocated to an Investment Division will be transferred from the general account and increase the value in the Investment Division. The repayment will be allocated among the Investment Divisions in the proportion that the value in each Investment Division bears to the total Variable Account Value. The repayment of the loan balance will be allocated when the repayment is received.

g. Correction of Misstatement of Age or Sex

If the Insured’s age or sex is misstated. United Investors will adjust each benefit and any amount to be paid to reflect the correct age and sex.

2. Transfers Among Investment Divisions

Amounts may be transferred among the Investment Divisions of the Variable Account. The total amount transferred each time must be at least $1000 or if less, the entire investment value of the Investment Division from which the transfer is being made. Transfers may be made by a written request or by calling United Investors if a written authorization for telephone transfers is on file. Transfers will take effect on the date we receive the requests in good order at our administrative office, if received by 4:00 P.M. Eastern Time; otherwise such requests will take effect on the following business day.

Only twelve transfers may be made during each Policy Year. Each such transfer will be made, without the imposition of any fee or charge, as of the end of the Valuation Period during which United Investors receives a valid, complete transfer request. United Investors may suspend or modify this transfer privilege at any time.

Transferring the value of one Investment Division into two or more investment Divisions counts as one transfer request. However, transferring the values of two Investment Divisions into one Investment Division counts as two transfer requests.

3. “Redemption Procedures”: Surrenders and Related Transactions

This section outlines those procedures that might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

a. Surrenders for Net Cash Value

At any time while the Insured is alive, the policyowner may surrender the policy by sending a written request to United Investors. Surrenders will ordinarily be paid within seven days of receipt of the written request. Amounts paid upon surrender will be paid in a lump sum.

If a policy is surrendered, United Investors will pay the Surrender Value, which is the Policy Value less (1) any Loan Balance; and (2) the surrender charge, if any. The amount of the surrender charge will be calculated as a percentage of the initial premium paid under the Policy. During the period from the Policy Date to the first Policy Anniversary, the rate is 5 percent; on the first Policy Anniversary the rate decreases to 4 percent, and on each of the next four Policy Anniversaries it will decrease an additional 1 percent. Thus, there will be no surrender charge beginning on the fifth Policy Anniversary.

b. Death Claims

The Policy pays a Death Benefit to the named Beneficiary if the Insured dies while the Policy is in force, The Death Benefit is the greater of the minimum Death Benefit specified in the Policy or the Policy Value on the date of death multiplied by the death benefit factor.

United Investors will compute the amount of the death benefit as of the end of the Valuation Period during which the insured dies, and will pay the Death Benefit, reduced by any outstanding loan balance proceeds), upon proof of the Insured’s death. The proceeds may be paid in a lump sum or under one of the payment options set forth in the Policy.

If the insured is still living on the Policy Maturity Date, United Investors will pay to the policyowner the Policy Value less any loan balance.

c. Policy Loans

After the first Policy Year the policyowner may borrow from United Investors against the Policy up to the loan value. The loan value is 90% of the Policy Value, less surrender charges. The effective annual interest rate charged on all loans will be 6%. Interest to pay for the loan until the next Policy Anniversary will be included in determining the maximum loan value. The Loan Balance equals the total of all Policy loans and accrued interest on Policy loans. The loan value of the Policy is the sole security of the loan. The minimum loan amount is $200, and the policyowner may request up to four loans per Policy Year without a charge. If more than four loans are requested, there will be a $25 transaction charge for each additional loan.

United Investors will transfer an amount equal to the Policy loan from the Investment Divisions to the general account as security for the Loan Balance, and will allocate the amount transferred in the proportion that the value of each Investment Division bears to the Variable Account Value. The amounts transferred to the general account equal to the Loan Balance will be credited with interest earnings at an effective rate of 4.0%. Currently, an additional 2.0% (or a total of 6.0%) is credited on loaned amounts that do not exceed the Policy Value less the total premiums paid, excluding Grace Period Premiums. This additional amount may change in the future. The Variable Account Value is reduced by the amount transferred to the general account to secure the Loan Balance, including loan interest charges that become part of the loan because they are not paid when due.

Loan interest is charged daily on any amounts loaned and is due on each Policy Anniversary (or when the loan is paid back). If loan interest is not paid when due, it will be added to the principal of the loan and interest shall be charged thereon. Interest will be taken from the Investment Divisions in the proportion that the value of each Investment Division bears to the Variable Account Value.

If the Loan Balance exceeds the Policy Value, less surrender the Policy will terminate without value unless additional premium sufficient to keep the Policy in force are made by the end of the period. (See below).

d. Policy Lapsation

If the Loan Balance on a Policy exceeds the Policy Value less surrender charges, or if the Surrender Value is insufficient to cover the annual deduction, a grace period of 61 days from the date notice is mailed shall be allowed for the Policyowner to pay an additional premium sufficient to keep the policy in force. The additional premium required will not exceed the amount by which the Loan Balance exceeds the Policy Value less surrender charge, plus any accrued and unpaid annual deduction as of the date of the notice. The payment will be sufficient to keep the Policy in force until the next Policy Anniversary regardless of investment performance. If such additional premium is not paid prior to the expiration of the grace period, the Policy will terminate without value. If the Insured dies during the grace period, any Loan Balance or overdue annual deduction will be deducted from the Death Benefit to determine the Proceeds payable.

The Policy may be reinstated within three years of the end of the grace period.